Exhibit 99.17

CONSENT OF GEOLOGIST

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “NI 43-101 Technical Report Mineral Resource Estimate for the Mutanga Uranium Project, Zambia, Africa” dated September 12, 2013 and (2) all other references to the undersigned company included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 29, 2016

/s/ Malcolm Titley
Malcolm Titley, B.Sc., MAusIMM, MAIG CSA Global (UK) Ltd.